UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-18262

Australia and New Zealand Banking Group Limited

A.B.N. 11 005 357 522

(Exact Name of Registrant as Specified in Its Charter)

100 Queen Street,

Melbourne, Victoria, 3000,

Australia

(61 3) 9273-5555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares(1)

American Depositary Shares(2)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

(1) Not for trading but only in connection with the listing of the American Depositary Shares.

(2) Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

PART I.

Item 1.	Exchange Act Reporting History

A.

Australia and New Zealand Banking Group Limited (“ANZ”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 26, 1979.

B.

ANZ has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

ANZ’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on August 10, 2001.

Item 3.	Foreign Listing and Primary Trading Market

A.	The primary trading market for ANZ’s ordinary shares is the Australian Securities Exchange in Australia.

B.

ANZ’s ordinary shares were initially listed on the Australian Securities Exchange on September 30, 1969. ANZ has maintained a listing of the ordinary shares on the Australian Securities Exchange for at least the 12 months preceding the filing of this Form 15-F.

C.	The percentage of trading in ANZ’s ordinary shares that occurred on the Australian Securities Exchange for the 12-month period ending May 31, 2007 was 97.6%.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are June 1, 2006, and May 31, 2007.

B.

The average daily trading volume of ANZ’s ordinary shares and American Depositary Shares (“ADSs”) (when expressed in terms of the underlying ordinary shares) for the period described in Item 4.A in the United States was 75,243.33 and 5,294,414.55 on a worldwide basis.

C.

The average daily trading volume of ANZ’s ordinary shares and ADSs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the period described in Item 4.A was 1.42%

D.

ANZ’s ADSs were delisted from the New York Stock Exchange (the “NYSE”) on July 12, 2007. As of that date, the average daily trading volume of ANZ’s ordinary shares and ADSs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 1.41%.

E.	ANZ has not terminated a sponsored American depositary receipts facility relating to its ordinary shares.

F.	The sources of trading volume information used for determining whether ANZ meets the requirements of Rule 12h-6 are as follows:

Source	Jurisdiction	Reasons for using source
The Bank of New York (“BONY”) Bloomberg L.P.	United States

To obtain ANZ trading volume information on the New York Stock Exchange. ANZ believes that BONY, as depositary of ANZ’s ADR facility, is a reliable source of trading volume information with respect to ANZ’s ADR facility.

ANZ also obtained ANZ US trading volume information from Bloomberg L.P., to cross-check the information received from BONY. ANZ believes that the Bloomberg L.P. US securities market information service is a reliable source of trading volume information for ANZ’s ADR facility in the United States.

Computershare	Australian Securities Exchange, Australia

To obtain ANZ trading volume information on the Australian Securities Exchange. ANZ believes that Computershare, as Share Registrar of ANZ, is a reliable source of trading volume information for the exchange.

Computershare	New Zealand Stock Exchange, New Zealand

To obtain ANZ trading volume information on the New Zealand Stock Exchange. ANZ believes that Computershare, as Share Registrar of ANZ, is a reliable source of trading volume information for the exchange.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.

ANZ published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13(a) or 15(d) of the Exchange Act on June 20, 2007.

B.

The notice was disseminated in the United States via wire services including Dow Jones, Bloomberg and Reuters. In addition, ANZ submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on June 20, 2007.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II.

Item 9.    Rule 12g3-2(b) Exemption

The website on which ANZ will publish the information required under Rule 12g3-2(b)(1)(iii) will be titled “ASX Announcements” and located within the “Media Centre” area of the “about ANZ” section of its website, http://www.anz.com

PART III.

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.               The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.               Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.     It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Australia and New Zealand Banking Group Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Australia and New Zealand Banking Group Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By:	/s/ JOHN PRIESTLEY
Name: John Priestley
Title: Company Secretary
Date: July 13, 2007